Dechert LLP
1775 I Street, N.W.
Washington, DC 20006
Telephone: 202.261.3302
Fax: 202.261.3333

Via EDGAR Correspondence

October 27, 2008

John Grzeskiewicz
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Global X Funds (“Registrant”), SEC File Nos.: 333-151713 and 811-22209; Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Grzeskiewicz:

We are writing in response to comments you provided telephonically to Jane Kanter and Kevin Bopp on Wednesday, September 17, 2008 with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on August 15, 2008, and included the Prospectus and Statement of Additional Information (“SAI”) with respect to the Global X FTSE Nordic 30 ETF (“Fund”). On behalf of the Registrant, we have set out below the SEC staff’s comments on the Amendment, along with our responses. Please note that Registrant is filing with the SEC, at approximately the same time as this correspondence filing, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (“Pre-Effective No. 2”).

1.	Comment: Please provide the name of the exchange on which the Fund will list its shares.

Response: The Fund’s shares will be listed on the NYSE Arca exchange.

2.	Comment: Please let the SEC staff know if FINRA has provided comments with respect to the registration statement.

Response: NASD Rule 2710(b)(8) exempts securities of open-end investment companies, as defined in Section 5(a)(1) of the 1940 Act, from the filing requirements of NASD Rule 2710(b)(1). The Trust operates as an open-end management investment company and thus is exempt from the filing requirements of NASD Rule 2710(b)(1).

3.	Comment: Please provide a completed expense table for the Fund in the next filing made with the SEC.

Response: The Registrant has included a completed expense table for the Fund in Pre- Effective No. 2.

4.	Comment: In the “Taxes” section, under “Foreign Taxes”, please consider disclosing that the Fund “will” be subject to foreign withholding taxes rather than “may” be subject to foreign with holding taxes.

Response: We have revised the disclosure to comply with this comment.

5.	Comment: In the SAI, under the investment policy concerning “borrowing”, please consider creating an exception for securities lending.

Response: We believe that the disclosure concerning the Trust’s policy with respect to borrowing is consistent with the requirements of Item 11 of Form N-1A.

*           *           *

As noted above, the Trust is including disclosure in accordance with the foregoing responses in Pre-Effective No. 2, which the Trust intends to file with the SEC via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended, on or about October 22, 2008.

We are hoping to have the Registration Statement for the Fund declared effective by the SEC as soon as possible following the filing of Pre-Effective No.2. Please note that, in conjunction with the filing of Pre-Effective No. 2, Registrant is filing the necessary acceleration requests.

We hope that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (202) 261-3302 or Kevin Bopp at (212) 641-5691 if you have any questions concerning the foregoing or any other questions concerning the Fund’s Registration Statement.

Sincerely,
/s/ Jane A. Kanter
Jane A. Kanter

cc: Bruno del Ama